UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Winc, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11050

Delaware	45-2988960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5340 Alla Road, Suite 105 Los Angeles, California (Address of principal executive offices)	90066 (Zip Code)

(855) 282-5829

Registrant’s telephone number, including area code

Series D Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Winc,” “we,” “us” or “the company” refers to Winc, Inc. and its consolidated subsidiary BWSC, LLC.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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Item 1. Business

THE COMPANY’S BUSINESS

Overview

We founded our company in 2011 as Club W, Inc., an unlicensed third-party provider wine club with the mission to make wine more accessible to the next generation of wine drinkers. We originally sent wine recommendations to our members based on their preferences generated from their Palate Profile™. Members could either buy wines directly from the club or purchase a subscription to receive three wines per month for $39. All the wines we distributed to members were sourced from outside wineries.

Using our growing database of customer feedback about wine preferences, we began to transition in 2013 to becoming a vertically integrated direct-to-consumer (“DTC”) online winery. We evaluated our data to determine where there were gaps in the market to design wines that would appeal to our members. Since mid-2014, the company has exclusively distributed its own wines, developed by its in-house team of winemakers. In 2016, we rebranded our site as “Winc” to consolidate and simplify our brand structure, including changing the company’s name to Winc, Inc.

Vertical integration, which is permitted for wineries under California law, allows us to operate with less friction and lower costs in two distribution channels of the “three-tier” distribution business model for production and distribution of alcoholic beverages throughout the United States, in which alcohol passes from manufacturer to wholesaler to retailer in each state before it can be sold to a consumer. We distribute our wines DTC in 43 states, directly to premium restaurants and retailers in the state of California, and sell our core brands to wholesalers who deliver them to premium retailers and restaurants nationwide through the traditional three-tier system. The direct connection to our consumers also provides us with valuable feedback that we use in product development.

Our Products and Services

Wines

We believe we are building the most exciting brands in wine. We sell a variety of premium, super-premium and ultra-premium wines in small batches that we produce at third-party vineyards and wineries from grapes we source in California, Latin America, Europe, South Africa, Australia and New Zealand. Based on the customer feedback we receive from our members, our winemakers develop a changing variety of wines, including:

●	Summer Water, a rosé, the accessory of the summer;
●	Folly of the Beast, in search of pure pinot noir at an unbeatable price;
●	Chop Shop, the perfect cabernet for pairing with meats;
●	Pacificana, a truly well-balanced California chardonnay;
●	DIME, the “perfect 10” red blend.

Our wine prices start at $15.00, or $12.99 for members; the most expensive wines we produce are priced at $54.99, or $46.00 for members.

Subscriptions

Customers can make à-la-carte purchases from the Winc website or enroll in membership. Upon membership enrollment, Winc members will receive new recommendations of wine every month, discounted pricing and will be charged an automatic monthly fee of $59.95 in exchange for credits that are redeemable at any time. The cost of members’ purchases will be deducted from their credit balance based on wines selected and shipped plus applicable tax and shipping. Customers choose their order size and price range per bottle. We do not charge membership fees and members have the option to skip a monthly delivery, to make their own selection from the wines available on our website and to schedule more or less frequent deliveries.

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We also offer promotional and seasonal subscriptions, such as the limited edition three-month rosé subscription for Summer Water that we started to offer in early 2017. We typically offer approximately 50 wines on our website. Members are asked to rate their wines in order to get better recommendations in the future. Using client ratings and ordering patterns, we have developed a database of wine and taste preferences that we use to guide our winemaking.

Content

Our website winc.com includes rich content. We publish a blog that features backstories on our wines, interviews with our winemakers and the producers in our affiliate program and recipes.

Wine Supply and Production

Production

We produce our wines in winery and bottling facilities in California where we hold licenses under alternating proprietorship agreements with one-year terms. The activities conducted at these outside facilities include crushing, fermentation, storage, blending, and bottling. One facility in Buellton, California, provides 35% of our production capacity. The company has been able to satisfy production requirements to date and considers its sources to be adequate at this time. However, if any of these providers are not able to satisfy our requirements or choose not to renew their contracts, it could adversely affect our operations.

Grape and Wine Contracts

Most of the company’s annual domestic grape requirements are satisfied by purchases from each year’s harvest, which normally begins in the United States in August and runs through October. We purchase bulk wine from large scale wineries as a component for blending or finishing wines to satisfy our remaining domestic requirements.

We enter into grape contracts with terms generally of one to two years, which require us to pay an agreed-upon price per ton, or, in the case of bulk wine contracts, per gallon, that varies according to the type of grape, its appellation and in certain cases, the vineyard block in which the grapes are grown. Contracts are typically terminable after a specified term, unless earlier mutually agreed by the parties.

Our foreign wines are produced entirely from bulk wines that we purchase at spot prices abroad and have shipped to California for winemaking. We do not have any contracts for these bulk wines.

Production Materials

We use glass and other materials such as corks, labels and cardboard in the bottling and packaging of our products. Consistent with our commitment to reducing our impact on the environment, we minimize the use of bottle capsules in our packaging.

Sales and Marketing

The company employs full-time, in-house marketing and sales and outsourced customer service organizations. We supplement our customer service capabilities as needed. The sales and marketing team use a range of marketing strategies, with our largest focus on social media and internet ads. We also use co-marketing arrangements and promotions in which we offer discounts on the first month of a subscription. We have found success by entering into sponsorship agreements including being the official wine sponsor of the Hollywood Bowl since March 2016 and the Philadelphia Eagles starting in 2020.

The company’s sales are composed of two channels, DTC and wholesale. DTC sales take place on our website. We commenced wholesale distribution in 2015, distributing a subset of our brands to premium retailers and restaurants throughout the country.

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Market

Wine market segments are defined by the suggested retail prices charged to consumers as follows:

●	Super Value (sometimes referred to as Jug Wines or Ultra Value) = wines priced $3.99 or under per 750-ml bottle;
●	Value = wines priced between $4.00 – $5.99 per 750-ml bottle;
●	Fighting Varietal (sometimes referred to as Economy) = $6.00 – $9.99 per 750-ml bottle;
●	Popular Premium = wines priced between $10.00 – $14.99 per 750-ml bottle;
●	Premium = wines priced between $15.00 – $19.99 per 750-ml bottle;
●	Super Premium = wines priced between $20.00 – $29.99 per 750-ml bottle;
●	Ultra-Premium = wines priced between $30.00 – $49.99 per 750-ml bottle;
●	Luxury = wines priced $50.00 and over per 750-ml bottle.

The company produces and sells premium, super-premium, and ultra-premium wines.

Competition

We compete with online direct-to-consumer wine retailers, such as Naked Wines, Blue Apron, Firstleaf, Bright Cellars, Tasting Room and Plonk Wine Club, which curate wines based on customers’ preferences, and online wine clubs. However, unlike Winc, none of these companies function as fully-integrated wineries with nationally distributed brands. We believe our exclusive wine selections attract member loyalty and give us a competitive advantage.

Increasingly, we are competing with other wineries that ship directly to consumers and distribute their wines through third parties to restaurants and brick-and-mortar retailers. The wine industry is intensely competitive. The wines we produce and distribute compete with domestic and foreign wines in the premium, super-premium and ultra-premium wine market segments.

Our wines also compete with other alcoholic and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by independent distributors, many of which carry extensive brand portfolios.

Employees

We currently have 81 full-time employees and one part-time employee working in our headquarters and warehouses. We use third-party service providers to staff our customer service organization and to supplement our fulfillment teams as needed.

Regulation

The production, importation, distribution, sale, and shipment of wine in the United States is regulated by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury (“TTB”) and by each state government.  As a California winery, we are regulated by the California Department of Alcoholic Beverage Control (“ABC”). Each state maintains its own regulatory system for alcoholic beverages, and there is little uniformity among state laws. Business models that are national in scope must account for the state-by-state rules to achieve compliance. For example, the laws regarding direct wine shipments have continued to evolve since direct shipping was permitted by the Supreme Court in Granholm v. Heald (2005), and each state that permits wineries to ship wine DTC has its own permits and rules regarding such shipments. We are able to ship wine directly now to online consumers in 43 states and the District of Columbia, and can distribute to a total of 48 states through the traditional three-tier distribution network. We seek to expand our service area when laws permit.

The company’s wholly-owned subsidiary, BWSC, LLC is licensed by TTB and ABC and meets the bonding requirements for wine production. Sales of wine are subject to federal alcohol excise tax, payable at the time wine is removed from the bonded area of the winery for shipment to customers. In 2017, Congress passed the Craft Beverage Modernization and Tax Reform Act (“CBMA”), which provides tax credits for certain amounts of wine produced in the 2018 and 2019 calendar years. On December 20, 2019, the President signed into law the Further Consolidated Appropriations Act, 2020, which  among other things, extends the provisions of the CBMA related to alcohol for one year, through December 31, 2020.

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The company also pays excise tax in California and in all states in which wines are. Payments of these taxes are the responsibility of the supplier or distributor depending upon the channel in which the wine is sold.

The promotion and marketing of wine, including pricing in some markets, is also regulated by federal and state regulations.  For example, wine advertising and social media, sampling, sponsorships and promotions are regulated differently in each state and by the federal government, with many states restricting excessive discounts and certain types of promotions on wine. To assist with federal and state regulatory compliance, the company relies on various internal and external personnel with relevant experience.

Intellectual Property

Our ability to protect our intellectual property rights, including our proprietary technology and our customer data, will be an important factor in our strategy and the success of our business.  We seek to protect our intellectual property rights through a combination of trademark and trade secret protection, and other intellectual property protections under applicable law.  We register domain names, trademarks and service marks in the United States and abroad.  We also seek to protect and avoid disclosure of our intellectual property through confidentiality, non-disclosure and invention assignment agreements with our employees, and through appropriate agreements with our suppliers and others.  Several of our wine brands, services and accessories are under registered U.S. trademarks. Each registration is renewable indefinitely so long as the company is making a bona fide usage of the trademark. As of December 31, 2019, the company had 98 registered trademarks and 20 pending.

Litigation

The company is involved, from time to time, in disputes that are incidental to its business. In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the company’s financial position or results of operations.

The Company’s Property

Winc currently leases its headquarters and owns no significant plant or equipment. Winc produces its wines as a licensed winery at third-party facilities. The company also leases two warehouses, one in California and one in Pennsylvania, from which it distributes its wines.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2019.

Overview

The company produces and sells premium, super-premium, and ultra-premium wines. Approximately 50% of the wine comes from grapes purchased from California-based growers. In addition, the company purchases semi-finished bulk wine under contract in partnership with domestic and foreign wineries and growers. The company’s wines are sold across a number of price points via two distinct distribution channels: DTC and three-tier wholesale. The business model is a combination of DTC sales and traditional three-tier brand sales. The company owns, designs and develops its brands. The brands are differentiated and marketed through label designs.

The DTC channel consists of online subscription sales of products produced by the company. Wines in the three-tier channel are sold to distributors with programs available to the broad market.

Results of Operations

Factors Affecting Operating Results

We generate net revenues primarily from DTC sales of wine and, to a lesser extent, from wholesale wine sales, which commenced in 2015. Net revenues are affected by advertising, discounts and promotions, merchandising, packaging and, in the wholesale channel, the availability of display space at retailers, all of which have a significant impact on consumers’ buying decisions. We deduct promotional discounts and member credits and refunds expected to be issued to determine net revenue.  Members who receive a damaged order or are dissatisfied with an order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion.  Credits only remain available for members who maintain a valid account with us.  Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing brands, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We also periodically provide promotional offers, including discount offers, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as a net amount in net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

Historically, customer acquisition slows down in July and August and picks up rapidly from October-December.

Cost of revenues consists of wine-related inputs, such as grapes and semi-finished bulk wine, bottling materials (bottles, corks and labeling materials), boxes/packaging, fulfillment costs (costs attributable to receiving, inspecting, warehousing inventories, picking, packaging and preparing customer orders for shipment, including the variable costs of employing hourly employees and temporary staff provided by agencies at our fulfillment centers), customer service costs (third-party staffing to respond to inquiries from customers), credit card fees related to DTC transactions, inbound and outbound freight, storage and barrel depreciation.

Operating expenses largely consist of marketing, personnel, general and administrative, production and operations and creative development expenses.

●	Our marketing expenses consist primarily of costs incurred to acquire new customers, retain existing customers, build our brand awareness through various offline and online paid advertising channels, including television, digital and social media, direct mail, radio and podcasts, email, brand activations, and strategic brand partnerships.
●	General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, marketing, sourcing, planning, procurement, creative and human resources; costs associated with use by these functions, such as depreciation expense and rent relating to facilities and equipment; professional fees and other general corporate costs; share-based compensation; and expenses for salaried managerial employees at our fulfillment centers. Starting in Fiscal 2017, printing costs are included in general and administrative expenses.

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Other income and expense consists primarily of interest expense associated with our credit facilities, offset by interest income on cash and cash equivalents balances, rental income from sublease agreements and by any changes in fair value of the warrants that the company issued in connection with its credit facilities. See “—Liquidity and Capital Resources – Credit Facilities.” The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Net revenues for the year ended December 31, 2019 (“Fiscal 2019”) were $36,446,424, a decrease of 10.3% from net revenues of $40,626,034 in the year ended December 31, 2018 (“Fiscal 2018”).

Net revenues from DTC sales decreased 13.9% to $29,629,900 in Fiscal 2019 compared to $34,408,360 in Fiscal 2018. This was a result of a decrease in order volume by the existing customer base of approximately $4,087,145 as the Company decreased new customer acquisition spend. We define “existing customers” as customers who have placed two or more orders on our website. “New customers” are those that have placed their first order with Winc.

Net revenues from wholesale sales grew 9.6% to $6,816,524 in Fiscal 2019 from $6,217,674 in Fiscal 2018. Growth in wholesale sales was primarily driven by the addition of new retail accounts. For 2019, one wholesaler accounts for approximately 11.41% of sales in the wholesale channel.

Sales discounts and depletion allowances are recorded as a reduction of revenues at the time of sale. For Fiscal 2019 and Fiscal 2018, sales discounts and depletion allowances totaled $606,275 and $800,301, respectively.

Cost of Revenues

Cost of revenues for Fiscal 2019 was $21,826,793, compared to $23,649,224 in Fiscal 2018, a decrease of 7.7%. The decrease in cost of revenues is primarily related to the decrease in 2019 revenues.

The net revenues and cost of revenues described above resulted in gross profits of $14,619,631 in Fiscal 2019 and $16,976,810 in Fiscal 2018. Gross profit margins decreased from 41.8% in Fiscal 2018 to 40.1% in Fiscal 2019.

Operating Expenses

Marketing expenses increased 36.2% to $8,577,510 from $6,297,358 for Fiscal 2018. Advertising costs represented $7,189,730 and $5,355,275, respectively, of those amounts. Advertising costs increased year-over-year as we continue to invest in digital media spend to attract new customers.

Personnel expenses increased $923,525, or 17.1%, from $5,404,920 in Fiscal 2018 to $6,328,445 in Fiscal 2019. This increase is mostly attributed to investment in our Brand/Creative teams and additional hires to support our Wholesale channel.

Production and operations expenses, which consist of warehouse supplies and equipment expenses, were $88,055 and $94,038, respectively, in Fiscal 2019 and Fiscal 2018. These expenses decreased as a result of continued operating efficiencies in our warehouses. Creative development expenses include photography and content development for print and digital media and decreased $21,380 from Fiscal 2018 to Fiscal 2019 due to addition of resources to the Creative team.

General and administrative expenses increased $917,618, or 16.2%, from $5,650,423 in Fiscal 2018 to $6,568,041 in Fiscal 2019, largely due to increased travel expenses to support the Wholesale channel of $193,347, consulting expenses of $266,807 and legal fees of $174,659 to support our on-going operations and increased Securities and Exchange Commission reporting requirements.

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Other (expense) income increased $142,647, or 29.8%, from a total net expense of $478,833 in Fiscal 2018 to a net expense of $621,480 in Fiscal 2019. Interest expense decreased $97,563 in Fiscal 2019 as we paid down $833,333 of our Multiplier Capital note, See “—Liquidity and Capital Resources” below. Change in fair value of derivative increased to $136,706 in Fiscal 2019. Rental income from sublease agreements increased $78,296 from $527,224 in Fiscal 2018 to $605,520 in Fiscal 2019.

The result of the foregoing is that we incurred a net loss of $7,755,541 in Fiscal 2019, compared to a net loss of $1,159,149 in Fiscal 2018. We believe these investments in people and marketing will begin to increase revenue and reduce losses in future years.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Net revenues for Fiscal 2018 were $40,626,034, an increase of 10.4% from net revenues of $36,793,528 in the year ended December 31, 2017 (“Fiscal 2017”).

Net revenues from DTC sales increased 8.4% to $34,408,360 in Fiscal 2018, compared to $31,743,728 in Fiscal 2017. The increase was primarily due to an increase in average order volume by our existing customer base. Of this $2,664,632 increase in year-over-year net revenues, exiting customers represented 73.4%, or $1,955,840. We define “existing customers” as customers who have placed two or more orders on our website. “New customers” are those that have placed their first order with Winc.

Net revenues from wholesale sales grew 31.0% in Fiscal 2018 to $6,217,674 from $5,049,800 in Fiscal 2017. Growth in wholesale sales was primarily driven by a national contract with Whole Foods for our Summer Water rosé brand.

Sales discounts and depletion allowances are recorded as a reduction of revenues at the time of sale. For Fiscal 2018 and Fiscal 2017, sales discounts and depletion allowances totaled $800,301 and $591,937, respectively.

Cost of Revenues

Cost of revenues for Fiscal 2018 was $23,649,224, compared to $24,574,276 in Fiscal 2017, a decrease of 3.8%. The decrease in cost of revenues is primarily related to increased efficiencies in our production processes, outsourcing our customer service team and a reduction in outbound shipping expenses through increased contract management.

The net revenues and cost of revenues described above resulted in gross profits of $16,976,810 in Fiscal 2018 and $12,219,252 in Fiscal 2017. Gross profit margins increased from 33.2% in Fiscal 2017 to 41.8% in Fiscal 2018.

Operating Expenses

Marketing expenses increased 12.5% to $6,297,358 for Fiscal 2018 from $5,600,093 for Fiscal 2017. Advertising costs represented $5,355,275 and $4,813,214, respectively, of those amounts. Advertising costs increased year-over-year as we continue to invest in digital media spend to attract new customers.

Personnel expenses decreased $1,185,615, or 18.0%, from $6,590,535 in Fiscal 2017 to $5,404,920 in Fiscal 2018. This decrease is mostly attributed to a reduction in workforce in the fourth quarter of Fiscal 2017 as the company moved customer services off-shore and better aligned resources to meet changing needs of the business.

Production and operations expenses were $94,038 and $108,005, respectively, in Fiscal 2018 and Fiscal 2017. These expenses decreased as a result of continued operating efficiencies in our warehouses. Creative development expenses decreased $82,502 from Fiscal 2017 to Fiscal 2018 due to discontinuing our monthly print Winc Journal.

Our general and administrative expenses decreased $57,379, or 1.0%, from $5,707,802 in Fiscal 2017, to $5,650,423 in Fiscal 2018, largely due to our reduction in force in the fourth quarter of Fiscal 2017.

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Other (expense) income decreased $2,083,282, or 81.3%, from a total net expense of $2,562,115 in Fiscal 2017, to a total net expense of $478,833. Interest expense decreased $493,954 in Fiscal 2018 as we paid off a note payable that bore interest at a rate of 36% with proceeds from a new facility with Multiplier Capital that carries a lower interest rate (11.75% at December 31, 2018). See “—Liquidity and Capital Resources” below. Change in fair value of derivative increased $1,141,335 in Fiscal 2018 to income of $249,389, from an expense of $891,946 in Fiscal 2017, as the company issued additional warrants in 2017. Rental income from sublease agreements increased $271,047 from $256,177 in Fiscal 2017 to $527,224 in Fiscal 2018.

The result of the foregoing is that we incurred a net loss of $1,159,149 in Fiscal 2018, compared to a net loss of $8,648,913 in Fiscal 2017.

Liquidity and Capital Resources

As of December 31, 2019, the company’s cash and cash equivalents was $6,435,071. Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. Net inventory at that date was $8,488,668. The company’s operations have been financed to date by a combination of revenue, bank debt and investment capital. The primary cash needs have been to fund working capital requirements (primarily marketing for fast growth and inventory to support that growth), repay indebtedness (interest and principal payments) and operating expenses.

Issuances of Preferred Stock

In 2013, the company raised net proceeds of $3,218,995 through the sale in a private placement of Series Seed Preferred Stock and converted debt and accrued interest of $1,085,159 into Series A Preferred Stock. In 2014, the company raised an additional $8,372,863 through the sale of its Series A Preferred Stock to certain investors. In 2015, the company raised an additional $17,471,540 through the sale of its Series B Preferred Stock. In 2017, the company raised net proceeds of $8,966,987 through the sale of Series B-1 Preferred Stock. In April 2019, the company raised net proceeds of $9,500,000 through the sale of Series C Preferred Stock.

On September 26, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”), pursuant to which it is offering to sell up to 10,611,205 shares of its Series D Preferred Stock, convertible into shares of Common Stock, at a price of $1.4136 per share. The company intends to utilize the net proceeds from the Regulation A Offering to increase its marketing, expand inventory through purchases of additional grapes and fund acquisitions of brands to add to the Winc portfolio, although there can be no assurances to what extent the offering will be subscribed. In the event that it takes some time for the company to raise funds in the Regulation A Offering, the company will rely on income from sales, funds raised in any offerings from accredited investors or securing additional capital from another source. As of December 31, 2019, had received net proceeds of $623,540 in connection with the Regulation A Offering.

Credit Facilities

Western Alliance Bank

In October 2015, we entered into a loan and security agreement with Western Alliance Bank, which provided the company with a revolving line of credit for up to $12,000,000. The line of credit was amended in 2017 and 2018 to extend the maturity to November 2019 and reduce the line to $8,000,000. The line of credit has a variable interest rate equal to 2% above the Prime Rate at December 31, 2018. At December 31, 2019, $6,000,000 was outstanding. The line of credit is secured by all of the assets of the company.

In the line of credit, we have agreed to a number of financial covenants, including

●	To maintain defined minimum required EBITDA targets, determined in accordance with GAAP and measured on a quarterly basis (the “quarterly EBITDA covenant”). EBITDA is defined in the line of credit as net profit before tax plus interest expense, depreciation expense, amortization expense, and non-cash stock compensation expenses.

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●	To maintain a minimum revenue, measured on a monthly basis (the “minimum revenue covenant”). The company’s trailing three months’ revenue (determined in accordance with GAAP), measured on a monthly basis, is required to be at least 90% of its projected revenue during that period as set forth in board-approved annual financial projections that the company is required to deliver to Western Alliance Bank.
●	To maintain an unrestricted cash balance at Western Alliance Bank that is equal to the greater of $1 million or six (6) times the company’s “operating burn,” defined as the average monthly EBITDA loss for the trailing three (3) month period (the “unrestricted cash balance covenant”).

As of August 1, 2019, we were in default for failing to comply with the quarterly EBITDA covenant in the first 2 quarters of 2019 and the minimum revenue covenant measured at the end of March, April, May and June 2019. On August 2, 2019, we entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the existing defaults and agreed not to exercise its remedies under the line of credit. To remedy the breach of the quarterly EBITDA covenant, we requested, and Western Alliance Bank agreed, to modify the quarterly EBITDA covenant to reset the targets for the remainder of 2019. To remedy the breach of the minimum revenue covenant, we submitted a revised set of board-approved financial projections for the remainder of 2019, which Western Alliance Bank accepted.

As of August 31, 2019 and September 31, 2019, we were in default for failing to comply with the unrestricted cash balance covenant. On October 31, 2019, we entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the defaults and agreed not to exercise its remedies under the line of credit. Western Alliance Bank also agreed to extend the maturity to February 28, 2020. To remedy the breach of this covenant, we drew down a sufficient amount under the line of credit to increase the unrestricted cash balance that we maintain at Western Alliance Bank. On April 13, 2020, the line of credit was amended to extend the maturity to May 31, 2020 and reduce the line to $7,000,000.

Super G Capital; Multiplier Capital

During 2017, the company entered into two note payable agreements totaling $2,500,000 with Super G Capital, LLC. The notes payable bore an interest rate of 36% per annum at December 31, 2017. In December 2017, the company entered into a loan and security agreement with Multiplier Capital II, LP (“Multiplier”) for a term loan of $5,000,000, all of which was disbursed to the company. The loan matures in June 2022 and bears interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14% per annum (11.5% at December 31, 2019). In connection with the loan and security agreement, the company granted Multiplier warrants to purchase shares of the company’s Series B-1 Preferred Stock. See Note 9 in the notes to the financial statements. The company used a portion of the proceeds of the term loan to retire the higher interest notes payable issued earlier in 2017 to Super G Capital. At December 31, 2019, $4,099,415 was outstanding under the Multiplier Capital loan. The loan is secured by all of the assets of the company.

Square 1 Bank; Pacific Western Bank

In July 2013, the company entered into a loan and security agreement with Square 1 Bank. The agreement provided for advances of up to $5,000,000 and expired in June 2016. In connection with the loan, the company granted Square 1 Bank a warrant to purchase shares of the company’s Series Seed Preferred Stock. See Note 9 in the notes to the financial statements. In June 2015, the company entered into the fourth amendment to the loan and security agreement in which the bank agreed to make term loans for up to $1,000,000. The company repaid all borrowings in September 2015 and the line is no longer available. In connection with the amendment, the company granted Square 1 Bank warrants to purchase shares of the company’s Series B Preferred Stock. Square 1 Bank merged with Pacific Western Bank, which now holds the outstanding warrants, in October 2015.

Trend Information

Our primary goal is to add customers in our DTC sales channel as well as adding customers in our wholesale sales channel. As we add customers we will be able to grow our brands. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in sales of our wines.

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Sales trends for the year ended December 31, 2019 showed strong demand across all of Winc’s portfolio. We continue to find media channels to advertise our products and acquire new customers. We are also growing our sales team in order to increase our wholesale sales channel. We have found that large retailers such as Cost Plus World Market, Vons, and Whole Foods Market have long sales pipelines but lead to very large business over time. As we continue to have more successful products and brands in our portfolio our ability to grow gains positive momentum.

The wine industry is a sizable market topping over $70 billion in the United States. We believe Winc is one of the few wine companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong portfolio of brands, a world class sales team, and a world class performance marketing team we believe Winc has the potential to seize a larger portion of the US wine market.

Covid-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced increased demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

12

Item 3. Directors and Officers

The company’s executive officers, directors and significant employees are listed below. The executive officers and significant employees are full-time employees.

Name	Current Position	Age	Date Appointed to Current Position
Executive Officers
Geoffrey McFarlane	Chief Executive Officer, Vice-President	36	May 2, 2018
Brian Smith	Chief Operating Officer, President	46	May 2, 2018
Matthew Thelen	General Counsel and Director of Corporate Development	34	December 12, 2014
Directors
Geoffrey McFarlane	Common Director	36	August 11, 2011
Alexander Oxman	Common Director	41	August 11, 2011
Laura Joukovski	Series Seed Director	46	July 1, 2019
Kent Bennett	Series A Director	42	June 25, 2018
Xiangwei Weng	Series B Director	51	June 15, 2015
Shuhei Ohashi	Series C Director	34	April 26, 2019
Patrick DeLong	Independent Director	55	December 10, 2019
Significant Employees
Carol Brault	VP, Finance	55	February 26, 2018

Geoffrey McFarlane, CEO, Director and Vice President

A serial entrepreneur, Geoff’s versatile background has allowed him to be a successful founder, executive, and advisor for a wide variety of companies. Prior to Winc, he was founder and CEO of a restaurant and hotel group, Pizza Republica and the Jet Hotel, with seven locations and over 200 employees, where he fell in love with food and wine. In 2008, Geoff purchased a struggling payments company, Banctek Solutions, and turned it around, growing to over 80 employees and exiting the business within 24 months. In mid-2011 Geoff co-founded Winc to make the wine experience better. Since then, Geoff served as COO, then as CEO, and implemented the strategy for Winc to become a vertically integrated winery.

Brian Smith, COO and President

The role of Winc co-founder and President furthers Brian’s mission to create and connect great products with today’s consumer. Brian combines his years of experience as a sommelier, winemaker, brand builder and entrepreneur to oversee what we believe is the world’s most innovative and culturally relevant wine program. Prior to Winc, Brian founded and exited Jolie Folle (2008-2017), a millennial focused wine brand. As an Advanced Sommelier, he has deep experience in developing high tech wine driven hospitality concepts such as Clo Wine and Aureole (2007-2010). Brian began his career in finance at Man Group PLC. In 2004 he founded his first company Meritage Group, a Virgin Islands based commodities brokerage that catered to hedge funds and commodity traders (2004-2006). Today he invests in and advises companies in the consumer space. Brian graduated from the University of Vermont with a bachelor’s degree in Cultural Anthropology.

Carol Brault, Vice President of Finance

Carol Brault joined the company in 2018. Before joining Winc, Carol was Accounting Director at The Honest Company, a consumer products company that supplies baby, personal, beauty and home products for ethical consumerism. Prior to that she served as controller for Bare Escentuals from 2013 until 2016 and held leadership roles in several prominent multi-national companies including Bath & Body Works, LBrands, The Longaberger Company and Honda of America Manufacturing, Inc. Besides these corporate roles, her extensive career includes consulting for various companies providing financial and organization guidance to start-up, mid-size and multimillion-dollar organizations. Carol has a Bachelor of Science in Business Administration/Accounting from The Ohio State University Fisher College of Business.

13

Matthew Thelen, General Counsel and Vice President of Corporate Development

Matt joined the company in 2014 and is responsible for providing legal guidance and defining corporate strategy . As general counsel, Matt oversees all aspects of Winc’s legal matters, including beverage regulatory compliance, corporate, commercial transactional, intellectual property, consumer protection, employment, litigation, and privacy practice areas. In this role, he acts as company liaison for all communications, actions and inquiries with relevant regulatory agencies such as the Alcohol and Tobacco Tax Trade Bureau and California Department of Alcoholic Beverage Control. Further, he is responsible for the development of core business infrastructure and strategic initiatives. Previously, Matt was an intellectual property strategy and valuation professional for Ocean Tomo, a San Francisco based merchant banc. He received a JD/MBA from the University of Notre Dame and a B.A. of Economics from the University of San Diego.

Alexander Oxman, Director and Chairman of the Board

Alexander co-founded Winc with Geoff McFarlane and Brian Smith with a vision of transforming the way a new generation of wine drinkers buy and enjoy wine. He served as the company’s CEO from 2011 until early 2018 and has continued his involvement in shaping the company's strategy as Chairman of the Board. Prior to Winc, Alexander founded multiple start-ups including a gaming platform that sold to IGT (2009-2010) and a PCI Level 1 Compliant payment gateway that was sold to Banctek Solutions. He now works with a number of startups and established companies focusing on direct-to-consumer and eCommerce strategies. He holds a B.S. degree in Information Systems from the University of Colorado Boulder.

Laura Joukovski, Director

Laura is the Chief Media Officer at TechStyle Fashion Group, a portfolio of digital fashion brands based in Los Angeles. She leads an internal agency for advertising across all TechStyle brands, including: JustFab, ShoeDazzle, Fabletics, Fabkids and Savage X Fenty. Laura’s organization is an innovative, data-driven, in-house team that runs from concept to execution on creatives, media buying and marketing sciences. The team deploys more than $150 million in global advertising to drive growth across the brands. She has been a pioneer in building TechStyle, since joining as part of the FabKids acquisition in 2013. She was the original general manager for Fabletics at launch, built the backbone for TechStyle’s data-driven culture developing a global analytics team, and now drives growth across TechStyle brands in her CMO role.

Kent Bennett, Director

Since 2008, Kent Bennett has been a partner in Bessemer Venture Partners’ (“Bessemer”) Cambridge office focusing on consumer products and services as well as software sold to consumer-facing verticals. Before his career in venture capital, Kent was a creative executive for an entertainment production company, where he developed and sold original material including a network television pilot and a feature film. He began his career with Bain & Co., where he worked on projects in industries spanning IT, retail, consumer products, healthcare, and biotech. Kent earned an MBA from Harvard Business School, where he was a Baker Scholar, and graduated summa cum laude in systems engineering from the University of Virginia, where he was a Jefferson Scholar.

Xiangwei Weng, Director

Xiangwei Weng is the founder of Shining Capital Management (“Shining Capital”). Mr. Weng has an extensive experience in investment banking and private equity investment. Before founding Shining Capital in 2008, he served as an Executive Director at the Corporate Finance Department and Head of Mergers & Acquisitions for China at Goldman Sachs (Asia) L.L.C. From January 2005 to January 2007, he served as General Manager and In Charge of Corporate Operations at Gome Electrical Appliances Holding Limited. He also worked at Morgan Stanley from June 1998 to January 2005, where he was a Vice President in the M&A and Restructuring Group. He received a Bachelor's degree in Physics from Peking University in 1989 and a Ph.D. degree in Biophysics from University of California at Berkeley in 1996.

14

Shuhei Ohashi, Director

Shuhei Ohashi is Vice President at Cool Japan Fund, a public-private fund with the aim of supporting and promoting the development of demand overseas for excellent Japanese products and services. Previously, he acted as a consultant at Deloitte Touche Tohmatsu Limited in the Netherlands (2015-2016) and PricewaterhouseCoopers in Japan (2010-2015). Mr. Ohashi received a BA in Business and Commerce from Keio University (2008), a Master’s degree in Accounting and Finance from Keio University (2010) and a Masters certificate in Operational Research from University of Southampton in (2015).

Patrick DeLong, Director

Patrick DeLong is the Founder and Principal of Azur Associates, a fine beverage consultancy firm. Pat has over 30 years of experience working with consumer brands across private and public companies. Pat has served in a number of roles including Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer at some of the leading consumer beverage companies, including Crimson Wine Group, Constellation Brands, Robert Mondavi Corporation and Francis Ford Coppola Companies. As part of his role in these organizations, Pat led, managed and/or assisted in some of the most significant acquisition transactions in the wine space. Pat’s early career work at Deloitte and later with a small boutique wine industry consulting firm provided him significant experience in advisory work as well. Pat completed the Strategic Planning Executive Program at the University of Michigan, post graduate studies in the Masters of Applied Economics Program at the University of Seattle and his Bachelor’s Degree in Business Administration with a Concentration in Finance & Accounting from California Polytechnic State University, San Luis Obispo. In his early career, Pat earned his Certified Public Accounting license in both California and Washington.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019 we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Geoffrey McFarlane	CEO	$374,154	$65,075	$439,229
Brian Smith	COO	$374,673	$76,678	$451,351
Matthew Thelen	General Counsel	$255,935	$16,159	$272,094

Other compensation represents non-cash stock-based compensation.

For the fiscal year ended December 31, 2019, we did not pay any of our directors for their board service. There are seven directors in this group.

15

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2019, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)		Percent of class
Common Stock	Geoff McFarlane (2) 5340 Alla Road Suite 105 Los Angeles, CA 90066	1,477,500	7,151,775	(3)	32.1%
Common Stock	Alexander Oxman 5340 Alla Road Suite 105 Los Angeles, CA 90066	2,806,156	622,086		12.7%
Common Stock	All officers and directors as a group (9 people)	4,288,656	15,019,544	(4)	71.8%
Series Seed Preferred Stock	CrossCut (6) 373 Rose Avenue Venice, CA 90291	3,466,809			26.18%
Series Seed Preferred Stock	All officers and directors as a group (9 people)(6)	4,761,409			36%
Series A Preferred Stock	Entities affiliated with Bessemer (5) 1865 Palmer Avenue Suite 104 Larchmont, NY 10538	5,957,867			71.98%
Series A Preferred Stock	All officers and directors as a group (9 people)(5)	0			0%
Series B Preferred Stock	Entities affiliated with Bessemer (5) 1865 Palmer Avenue Suite 104 Larchmont, NY 10538	4,198,483			31.43%
Series B Preferred Stock	Shining Capital Suite 8101, Level 81 International Commerce Centre 1 Austin Road West Kowloon, Hong Kong Hong Kong	6,870,244			51.43%
Series B Preferred Stock	Xiangwei Weng (7) 5340 Alla Road Suite 105 Los Angeles, CA 90066	6,870,244			51.43%
Series B Preferred Stock	All officers and directors as a group (9 people)(5)(7)	6,870,244			51.43%
Series B-1 Preferred Stock	Entities affiliated with Bessemer (5) 1865 Palmer Avenue Suite 104 Larchmont, NY 10538	1,620,330			23.60%
Series B-1 Preferred Stock	Shining Capital Suite 8101, Level 81 International Commerce Centre 1 Austin Road West Kowloon, Hong Kong Hong Kong	1,195,032			17.39%
Series B-1 Preferred Stock	Xiangwei Weng (7) 5340 Alla Road Suite 105 Los Angeles, CA 90066	1,195,032			17.39%
Series B-1 Preferred Stock	Pacific Continental Insurance Co. 832 Willow St Reno, NV 89502	1,908,397			27.78%
Series B-1 Preferred Stock	All officers and directors as a group (9 people)(5)(7)	1,195,032			17.39%
Series C Preferred Stock	Cool Japan Fund 17F Roppongi Hills Mori Tower, 6-10-1 Roppongi, Minato-ku Tokyo, 106-6117 Japan	8,209,586			100.00%
Series C Preferred Stock	Shuhei Ohashi (8) 5340 Alla Road Suite 105 Los Angeles, CA 90066	8,209,586			100.00%
Series C Preferred Stock	All officers and directors as a group (9 people)(8)	8,209,586			100.00%
Series D Preferred Stock	New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	2,238,761			98.5%
Series D Preferred Stock	All officers and directors as a group (9 people)	0			0%

16

(1)	Represents shares of Common Stock issuable upon exercise of options.
(2)	Includes 1,227,500 shares of Common Stock held by the McFarlane Family Trust, of which Mr. McFarlane is one of the two trustees and not currently a beneficiary.
(3)	Includes 4,212,501options subject to vesting over the next 48 months with vesting contingent upon continued service with the company.
(4)	Includes 9,606,674 options subject to vesting over the next 48 months with vesting contingent upon continued service with the company.
(5)	Consists of 2,116,963 shares of Series A Preferred Stock and 1,114,897 shares of Series B Preferred Stock held of record by Bessemer Venture Partners VIII Institutional (“BVP VIII Inst.”).

Consists of 2,080,646 shares of Series A Preferred Stock and 1,457,500 shares of Series B Preferred Stock held of record by 15 Angels II LLC (“15A”). 15A is a wholly owned subsidiary of BVP VIII Inst.

Consists of 381,680 shares of Series B Preferred Stock and 884,700 shares of Series B-1 Preferred Stock held of record by GoBlue Ventures LLC (“GoBlue”). GoBlue is a wholly owned subsidiary of BVP VIII Inst.

Consists of 1,760,258 shares of Series A Preferred Stock, 1,244,406 shares of Series B Preferred Stock and 735,630 shares of Series B-1 Preferred Stock held of record by Wahoowa Ventures LLC (“Wahoowa”). Wahoowa is a wholly owned subsidiary of Bessemer Venture Partners VIII L.P. (“BVP VIII,” together with BVP VIII Inst., the “Funds”).

Deer VIII Co. Ltd., is the general partner of Deer VIII & Co. L.P, which is the general partner of each of the Funds. Each of Deer VIII & Co. L.P. and Deer VIII & Co. Ltd. may be deemed to have voting and dispositive power over the shares held by the Funds (and their respective subsidiaries). Robert M. Stavis, J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman and Jeremy S. Levine are the directors of Deer VIII & Co. Ltd. Investment and voting decisions with respect to shares held by the Funds are made by the directors of Deer VIII & Co. Ltd.

Mr. Bennett has a passive economic interest in the shares held by BVP VIII Inst., 15A, GoBlue and Wahoowa, through an interest in (1) BVP VIII and (2) Deer VIII & Co. L.P.  Mr. Bennett, a member of our board of directors, disclaims beneficial ownership of such shares held by BVP VIII Inst., 15A, GoBlue and Wahoowa except to the extent of his pecuniary interest in such shares.

The address for BVP VIII Inst., 15A, GoBlue and Wahoowa is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(6)	Represents holdings of CrossCut Ventures 2, LP and C2 Club W Holdings LLC. The general partner of such funds may be deemed to have voting and dispositive power over the shares held by these funds. Ms. Joukovski, a member of our board of directors, does not individually own any securities of the company and disclaims beneficial ownership of such shares held by CrossCut Ventures 2, LP and C2 Club W Holdings LLC.
(7)	Includes shares of Preferred Stock beneficially owned by Shining Capital over which Mr. Weng exercises voting control. Mr. Weng does not individually own any securities of the company.
(8)	Includes shares of Preferred Stock beneficially owned by Cool Japan Fund over which Mr. Ohashi exercises voting control. Mr. Ohashi does not individually own any securities of the company.

17

Item 5. Interest of Management and Others in Certain Transactions

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

Modification of Credit Facility

On March 24, 2020 and April 13, 2020, the Company entered into loan and security modification agreements with Western Alliance Bank (the “Loan and Security Modification Agreements”) whereby Western Alliance Bank agreed to extend the maturity date of the credit facility to May 31, 2020 and to reduce the available revolving line of credit to $7,000,000. A copy of the Loan and Security Modification Agreements is filed as Exhibit 6.6 to this report.

18

Item 7. Financial Statements

Winc, Inc. and Subsidiary Consolidated Financial Statements December 31, 2019, 2018 and 2017

19

20

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Winc, Inc.

Playa Vista, California

We have audited the accompanying consolidated balance sheets of Winc, Inc. and Subsidiary (collectively, the “Company”) as of December 31, 2019, 2018 and 2017 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

21

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winc, Inc. and Subsidiary as of December 31, 2019, 2018 and 2017 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

SQUAR MILNER LLP

Los Angeles, California

April 29, 2020

22

WINC, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2019, 2018 and 2017

	2019	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$6,435,071	$1,903,085	$5,189,721
Accounts receivable, net	1,351,340	1,047,049	861,946
Employee advances	17,662	108,779	47,621
Inventory, net	8,488,668	9,102,212	9,742,700
Prepaid expenses and other current assets	2,630,661	1,933,344	2,601,058
Total current assets	18,923,402	14,094,469	18,443,046

Property and Equipment, net	803,921	1,052,033	1,145,178
Other Assets	85,150	85,150	85,150

Total assets	$19,812,473	$15,231,652	$19,673,374

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$3,925,534	$2,924,822	$4,071,672
Accrued liabilities	2,382,297	1,743,026	1,867,348
Unearned revenue	1,138,598	1,462,105	1,709,589
Line of credit	6,000,000	4,405,859	7,406,667
Total current liabilities	13,446,429	10,535,812	15,055,276

Deferred rent	308,871	363,586	394,702
Derivative liabilities	859,293	722,587	971,976
Long term debt	4,099,415	4,910,000	3,910,000
Other liabilities	–	101,015	29,058
Total liabilities	18,714,008	16,633,000	20,361,012
Commitments and Contingencies (Note 10)
Stockholders’ Equity (Deficit)
Common stock, $0.0001 par value, 94,410,000 shares authorized, 7,116,479, 7,294,387, 5,631,161 shares issued and outstanding at December 31, 2019, 2018 and 2017, respectively	990	992	976
Series Seed Convertible Preferred stock, $0.0001 par value, 13,296,372 shares authorized, 13,241,627 shares issued and outstanding at December 31, 2019, 2018 and 2017 (liquidation preference of $3,628,206 at December 31, 2019)	1,323	1,323	1,323
Series A Convertible preferred stock, $0.0001 par value, 8,276,928 shares authorized, issued and outstanding at December 31, 2019, 2018 and 2017 (liquidation preference of $10,006,094 at December 31, 2019)	828	828	828

(continued)

Page 23	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2019, 2018 and 2017

	2019	2018	2017

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) (continued)

Stockholders’ Equity (Deficit) (continued)
Series B Convertible Preferred stock, $0.0001 par value, 13,381,711 shares authorized, 13,358,810 issued and outstanding at December 31, 2019, 2018 and 2017 (liquidation preference of $17,498,705 at December 31, 2019)	1,336	1,336	1,336
Series B-1 Convertible Preferred stock, $0.0001 par value, 9,541,985 shares authorized, 6,870,679 issued and outstanding at December 31, 2019, 2018 and 2017 (liquidation preference of $13,500,884 at December 31, 2019)	687	687	687
Series C Convertible Preferred stock, $0.0001 par value, 8,209,586 shares authorized, issued and outstanding at December 31, 2019 (liquidation preference of $14,999,997 at December 31, 2019)	821	–	–
Series D Convertible Preferred stock, $0.0001 par value, 10,611,205 shares authorized, 1,254,644 issued and outstanding at December 31, 2019 (liquidation preference of $1,773,565 at December 31, 2019)	125	–	–
Treasury stock (1,350,000 shares outstanding at December 31, 2019, 2018 and 2017)	(7,250)	(7,250)	(7,250)
Additional paid-in capital	51,553,804	41,299,394	40,853,971
Accumulated deficit	(50,454,199)	(42,698,658)	(41,539,509)
Total stockholders’ equity (deficit)	1,098,465	(1,401,348)	(687,638)

Total liabilities and stockholders’ equity (deficit)	$19,812,473	$15,231,652	$19,673,374

Page 24	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017

NET REVENUES	$36,446,424	$40,626,034	$36,793,528

COST OF REVENUES	21,826,793	23,649,224	24,574,276

GROSS PROFIT	14,619,631	16,976,810	12,219,252

OPERATING EXPENSES
Marketing	8,577,510	6,297,358	5,600,093
Personnel	6,328,445	5,404,920	6,590,535
Production and operations	88,055	94,038	108,005
Creative development	176,662	198,042	280,544
General and administrative	6,568,041	5,650,423	5,707,802
Total operating expenses	21,738,713	17,644,781	18,286,979

LOSS FROM OPERATIONS	(7,119,082)	(667,971)	(6,067,727)

OTHER (EXPENSE) INCOME
Interest expense	(1,071,138)	(1,168,701)	(1,662,655)
Change in fair value of derivative	(136,706)	249,389	(891,946)
Other income (expense)	586,364	440,479	(7,514)
Total other expense, net	(621,480)	(478,833)	(2,562,115)

LOSS BEFORE INCOME TAXES	(7,740,562)	(1,146,804)	(8,629,842)

INCOME TAX EXPENSE	14,979	12,345	19,071

NET LOSS	$(7,755,541)	$(1,159,149)	$(8,648,913)

NET LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.93)	(.20)	(1.57)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC AND DILUTED	7,232,041	5,901,056	5,514,112

Page 25	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2019, 2018 and 2017

	Common Stock		Series Seed Convertible Preferred Stock		Series A Convertible Preferred		Series B Convertible Preferred Stock		Series B-1 Convertible Preferred Stock
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount

Balance – January 1, 2017	5,412,609	$934	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	–	$–
Common stock options exercised	218,552	42	–	–	–	–	–	–	–	–
Stock-based Compensation	–	–	–	–	–	–	–	–	–	–
Issuance of preferred stock, series B-1, net of issuance costs	–	–	–	–	–	–	–	–	6,870,679	687
Net loss	–	–	–	–	–	–	–	–	–	–

Balance – December 31, 2017	5,631,161	976	13,241,627	1,323	8,276,928	828	13,358,810	1,336	6,870,679	687
Common stock options exercised	1,663,226	16	–	–	–	–	–	–	–	–
Stock-based Compensation	–	–	–	–	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	–	–	–	–

Balance – December 31, 2018	7,294,387	992	13,241,627	1,323	8,276,928	828	13,358,810	1,336	6,870,679	687
Repurchase of common stock	(177,908)	(2)	–	–	–	–	–	–	–	–
Stock-based Compensation	–	–	–	–	–	–	–	–	–	–
Issuance of preferred stock, series C, net of issuance costs	–	–	–	–	–	–	–	–	–	–
Issuance of preferred stock, series D, net of issuance costs	–	–	–	–	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	–	–	–	–
Balance – December 31, 2019	7,116,479	$990	13,241,627	$1,323	8,276,928	$828	13,358,810	$1,336	6,870,679	$687

(continued)

Page 26	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2019, 2018 and 2017

	Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Treasury Stock
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance – January 1, 2017	–	$–	–	$–	(1,350,000)	$(7,250)	$31,633,233	$(32,890,596)	$(1,260,192)
Common stock options exercised	–	–	–	–	–	–	26,825	–	26,867
Stock-based Compensation	–	–	–	–	–	–	227,613	–	227,613
Issuance of preferred stock, series B-1, net of issuance costs	–	–	–	–	–	–	8,966,300	–	8,966,987
Net loss	–	–	–	–	–	–	–	(8,648,913)	(8,648,913)

Balance – December 31, 2017	–	–	–	–	(1,350,000)	(7,250)	40,853,971	(41,539,509)	(687,638)
Common stock options exercised	–	–	–	–	–	–	126,234	–	126,250
Stock-based Compensation	–	–	–	–	–	–	319,189	–	319,189
Net loss	–	–	–	–	–	–	–	(1,159,149)	(1,159,149)

Balance – December 31, 2018	–	–	–	–	(1,350,000)	(7,250)	41,299,394	(42,698,658)	(1,401,348)
Repurchase of common stock	–	–	–	–	–	–	(89,704)	–	(89,706)
Stock-based Compensation	–	–	–	–	–	–	221,520	–	221,520
Issuance of preferred stock, series C, net of issuance costs	8,209,586	821	–	–	–	–	9,499,179	–	9,500,000
Issuance of preferred stock, series D, net of issuance costs	–	–	1,254,644	125	–	–	623,415	–	623,540
Net loss	–	–	–	–	–	–	–	(7,755,541)	(7,755,541)
Balance – December 31, 2019	8,209,586	$821	1,254,644	$125	(1,350,000)	$(7,250)	$51,553,804	$(50,454,199)	$1,098,465

Page 27	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,755,541)	$(1,159,149)	$(8,648,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	632,905	605,325	515,898
Amortization of debt issuance costs	41,889	–	1,667
Stock-based compensation	221,520	319,189	227,613
Change in fair value of derivative	136,706	(249,389)	891,946
Changes in operating assets and liabilities:
Accounts receivable	(304,291)	(185,103)	(512,090)
Inventory	613,544	640,488	(230,921)
Prepaid and other current and non-current assets	(697,317)	667,714	(1,136,621)
Accounts payable	1,000,712	(1,146,850)	936,201
Accrued liabilities	639,271	(125,130)	787,418
Unearned revenue	(323,507)	(247,484)	252,595
Deferred rent	(54,715)	(31,116)	(9,495)
Other long-term liabilities	(101,015)	71,957	18,058
Net cash used in operating activities	(5,949,839)	(839,548)	(6,906,644)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(384,793)	(512,180)	(555,733)
Payments received (loans to) on employee advances	91,117	(61,158)	10,977
Net cash used in investing activities	(293,676)	(573,338)	(544,756)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of employee stock options	–	126,250	26,867
Repurchase of common stock	(89,706)	–	–
Borrowings (payments) on line of credit, net	1,575,000	(3,000,000)	(2,625,000)
Borrowings on notes payable	–	–	2,500,000
Payments on notes payable	(833,333)	–	(2,500,000)
Borrowings on term loans	–	1,000,000	4,000,000
Deferred financing costs	–	–	(110,000)
Proceeds from issuance of preferred stock, net of issuance costs	10,123,540	–	8,966,987
Net cash provided by (used in) by financing activities	10,775,501	(1,873,750)	10,258,854

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,531,986	(3,286,636)	2,807,454

CASH AND CASH EQUIVALENTS – beginning of year	1,903,085	5,189,721	2,382,267

CASH AND CASH EQUIVALENTS – end of year	$6,435,071	$1,903,085	$5,189,721

(continued)

Page 28	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,071,138	$1,168,701	$1,662,655

Page 29	The accompanying notes are an integral part of these financial statements.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

1.       DESCRIPTION OF BUSINESS

Winc, Inc. (the “Company” or “Winc”) is a Delaware Corporation, which was incorporated on August 11, 2011. The Company offers personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company has a direct-to-consumer model, which involves the Company bottling, labeling and distributing wine under its own winery license. The Company also features wines at select retailers and restaurants nationwide. A variety of the wine offered online and through retailers are produced at third-party vineyards and wineries.

The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.

2.       BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, and financial activities of the Company and its subsidiary, BWSC, LLC. All significant intercompany transactions have been eliminated.

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Liquidity Matters

The Company has incurred losses, has negative cash flows from operations and has an accumulated deficit of approximately $50.5 million at December 31, 2019. Through 2019, the Company has been dependent on debt and equity financings to fund its operations.

The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations and borrowings from affiliates is not sufficient, additional sources of financing will be required in order to maintain the Company’s current operations. During 2019, the Company issued an aggregate 8,209,586 of shares of Series C preferred stock at $1.2181 per share for total gross proceeds of approximately $10,000,000. The Company also issued an aggregate of 1,254,644 of shares of Series D preferred stock at $1.4136 per share for total gross proceeds of approximately $1,774,000.

Whereas management believes it will have access to other financing sources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant estimates are made in relation to depreciation and amortization of property and equipment, allowance for sales returns, inventory reserves, derivative liabilities, and stock-based compensation. Actual results may differ materially from these estimates.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase.

Accounts Receivable, net

Accounts receivable are recorded when earned and are presented in the accompanying consolidated balance sheets net of allowance for sales returns. The Company utilizes the allowance method for sales returns based upon historical experience. As of December 31, 2019, 2018 and 2017, total allowance for sales return amounted to $207,608, $79,305 and $76,942, respectively.

Inventory

Inventory consists primarily of finished products (ready for sale), boxes/packaging, and raw materials (juice, wine, bottles, labels, etc.) and all inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. All inventories are classified as current assets in accordance with recognized industry practice, although a portion of such inventories will be aged for periods longer than one year. The Company periodically reviews inventory for obsolete, spoiled, and slow moving items based on prior sales, forecasted demand, and historical experience, and as of December 31, 2019, 2018 and 2017, management of the Company concluded no allowance was required. Inventory is however, reduced for estimated losses related to shrinkage. The Company’s shrinkage estimate is based on historical losses verified by physical inventory counts.

As of December 31, 2019, 2018 and 2017, shrinkage allowance amounted to $0, $100,198 and $234,896, respectively. Management of the Company believes the total allowance to be adequate.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimate useful lives of the assets. The following table presents the estimated useful lives by asset category:

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (continued)

Category	Useful Life
Machinery and equipment	5 to 10 years
Computers and server equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	1 – 3 years
Purchased software and licenses	5 years
Capitalized software	3 years
Website development	1 year

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred. For the years ended December 31, 2019, 2018 and 2017, total repairs and maintenance amounted to $1,476, $3,129 and $9,158, respectively.

Deferred Rent

Rent expense is recorded on a straight-line basis over the lease term. Deferred rent is the difference between rent payments and rent expense in any period and is recorded as a liability in the consolidated balance sheet and then amortized as a reduction of rent over the term of the lease in accordance with Accounting Standards Codification (“ASC”) 840, Leases.

Derivative Liabilities

The Company accounts for its warrants issued in accordance with ASC 815, Derivatives and Hedging, which requires every derivative instrument within its scope to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings. Based on this guidance, the Company determined that the Company’s warrants do not meet the criteria for classification as equity.

Accordingly, the Company classified the warrants as liabilities. The warrants are subject to re-measurement at each balance sheet date from issuance and any change in fair value is recognized as a component of other expense on the accompanying consolidated statements of operations. For the years ended December 31, 2019, 2018 and 2017, total change in fair value amounted to $136,706, $249,389 and $891,946, respectively. See Note 9 for description of warrant liabilities and its valuation.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company has adopted the new revenue recognition guidelines in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019. ASC 606 provides that revenues are to be recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services. Revenue is recognized when or as the performance obligation has been satisfied and control of the product has transferred to the customer. In evaluating the timing of the transfer of control of products to customers, the Company considers several indicators, including significant risks and rewards of products, the right to payment, and the legal title of the products. Deferred revenue represents billings or payments received in advance of services performed.

The Company generates revenue from the following revenue streams:

Online Sales: Wine sales direct to customers through monthly membership or individual orders of bottles. Customers can skip a month and a membership is not required to purchase wine.

Wholesale Sales: Direct-to-buyer wine sales in large quantities to various businesses and other wholesale customers.

Breakage Sales: Sales recognized from the unused gift cards.

The Company’s primary performance obligation is to transfer a specific quantity of wine to the customer, whether that be to the consumer directly or through wholesale. The Company’s principal terms of sales are FOB shipping point and the Company transfers control and records revenue for both online wine sales and wholesale sales upon shipment to the customer. Accordingly, revenues from online and wholesale sales are recognized at a point in time, when the customer obtains control of the wine. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the transfer of wine and is generally based on a fixed price according to a contract. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Sales allowances related to returns are generally not material to the consolidated financial statements, and do not comprise a significant portion to variable consideration. Estimates for sales allowances are based on, among other things, an assessment of historical trends, information from customers, and anticipated returns related to current sales activity. These estimates are established in the period of sale and reduce revenue in the period of sale.

With respect to gift cards and promotional sales, they are recorded as a liability when sold and recognized as revenue in proportion to the pattern of rights exercised by the customer. If the Company does not expect to be entitled to a breakage amount, they defer recognition until the probability that the customer will exercise its rights is remote.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

For the years ended December 31, 2018 and 2017, the Company recognized revenue under ASC 605, Revenue Recognition, when persuasive evidence of a sales arrangement existed, price was fixed or determinable, collectability was reasonably assured and delivery had occurred or services had been rendered. The fees from customers through online and wholesales sales were recognized on a month-to-month basis upon shipment of the product.

With respect to gift cards and promotional sales, they were recorded as unearned revenue when sold and recognized as revenue when: (1) redeemed by the guest or (b) the likelihood of being redeemed by the guest was remote (breakage). The Company had determined that there was no legal obligation to remit the value of the unredeemed gift cards under applicable state unclaimed property escheat statutes in any states in which the Company operates. Breakage was determined upon historical redemption patterns of the Company’s gift cards.

Advertising Costs

Advertising costs are expensed in the period incurred and aggregated $7,189,730, $5,355,275 and $4,813,214 for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in marketing expenses in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors based on the grant date fair values of the awards.

The Company estimates the fair value of stock-based payment awards on the grant-date using Black-Scholes option-pricing.

Compensation expense for non-employee stock-based awards is recognized in accordance with ASC 505-50, Equity Based Payments to Non-Employees. ASC 505-50, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of services received. The Company records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options’ fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock vests. Compensation expense totaled $221,520, $319,189 and $227,613 for the years ended December 31, 2019, 2018 and 2017, respectively.

Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

their ultimate realization. The Company’s net deferred tax assets have a full valuation allowance against them due to such uncertainty.

The Company evaluates its tax positions in a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the taxing authorities. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company currently does not have any unrecognized tax benefits.

The Company initially recognizes a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

The Company’s policy is to recognize both interest and penalties related to unrecognized benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest or penalties since inception.

As the determination of whether a tax position is greater than 50% likely of being realized and the related largest amount of benefit is subjective, it is possible that outside tax professionals or the taxing authority could conclude that the amounts recognized or disclosed in our consolidated financial statements would differ from amounts the Company’s management believes are applicable.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, employee advances, prepaid and other current assets, accounts payable, accrued liabilities, derivative liabilities, line of credit, notes payable and unearned revenues. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates and the short-term maturities of certain financial instruments.

The Company measures the fair value of financial assets and liabilities recorded at fair value based on the guidance of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to expand disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company did not have any assets or liabilities that were measured at fair value on a recurring or nonrecurring basis during the years ended December 31, 2019, 2018 and 2017, except for warrant liabilities which is measured using Level 3. There was no transfer between levels during the year ended December 31, 2019, 2018 and 2017.

Internally Developed Software Costs

Computer software development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality.

For computer software developed or obtained for internal use, costs that are incurred in the preliminary project and post implementation stages of software development are expensed as incurred. Costs incurred during the application and development stage are capitalized. Capitalized costs are amortized using the straight-line method over a three year estimated useful life, beginning in the period in which the software is available for use. Capitalized software development costs, net of accumulated amortization, totaled $578,489, $681,207 and $603,435 as of December 31, 2019, 2018 and 2017, respectively. Amortization of software costs was $420,441, $365,325 and $268,403 for the years ended December 31, 2019, 2018 and 2017.

Recent Account Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements of Topic 605, including most industry-specific revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amended ASU 2014-09 to defer the effective date for implementation for nonpublic entities to fiscal years beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Account Pronouncements (continued)

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606, which include the following:

1)	Collectability criterion
2)	Presentation of sales taxes and other similar taxes collected from customers
3)	Noncash consideration
4)	Contract modifications at transition
5)	Completed contracts at transition

The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09.

The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year using the modified retrospective approach applied to those contracts which were not completed as of January 1, 2019. As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; (ii) recognize the incremental costs of obtaining a contract as an expense when the period is one year or less; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. The adoption of this guidance in the current year did not have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2015, the FASB issued ASU 2015-11, Inventory. This guidance states that an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this guidance more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). The amendments in this guidance are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires lessees to recognize at the lease commencement date a lease liability which is the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use assets, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees will no longer be provided with a source of off-balance sheet financing. This update is effective for financial statements issued for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. Lessees and lessors must apply a modified retrospective transition

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Account Pronouncements (continued)

approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Applying a full retrospective transition approach is not allowed. The Company is currently evaluating the effects of this new guidance.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This amendment is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the consolidated statement of cash flows. The amendment is effective for annual periods beginning after December 15, 2016, and interim periods therein. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

3. INVENTORY, net

Inventory, net consists of the following as of December 31, 2019, 2018 and 2017:

	2019	2018	2017
Raw materials	$3,098,928	$4,590,574	$4,667,139
Finished goods	5,281,078	4,346,593	5,042,899
Packaging	108,662	265,243	267,558
	8,488,668	9,202,410	9,977,596
Less: valuation allowance	–	(100,198)	(234,896)
	$8,488,668	$9,102,212	$9,742,700

4.       PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of December 31, 2019, 2018 and 2017:

	2019	2018	2017
Prepaid wine crushing services	$1,938,701	$743,243	$1,100,847
Prepaid wine services	–	614,689	922,614
Prepaid other	130,039	186,171	162,023
Prepaid software licenses	102,578	119,307	141,641
Prepaid insurance and benefits	342,900	134,643	119,913
Deposits	13,640	–	100,000
Prepaid marketing	102,803	135,291	54,020
	$2,630,661	$1,933,344	$2,601,058

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

5.       PROPERTY AND EQUIPMENT, net

Property and equipment, net consists of the following as of December 31, 2019, 2018 and 2017:

	2019	2018	2017

Computers and server equipment	$134,564	$116,867	$106,266
Purchased software and licenses	132,048	132,048	132,048
Furniture and fixtures	643,179	559,327	564,322
Leasehold improvements	299,069	299,069	287,219
Machinery and equipment	210,534	208,050	190,194
Website development	167,943	167,718	167,718
Software	1,680,498	1,362,775	919,678
Other	–	37,190	–
	3,267,835	2,883,044	2,367,445
Less: accumulated depreciation and amortization	(2,463,914)	(1,831,011)	(1,222,267)
	$803,921	$1,052,033	$1,145,178

Depreciation and amortization expense totaled $632,905, $605,325 and $515,898 during the years ended December 31, 2019, 2018 and 2017, respectively.

6.       ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2019, 2018 and 2017:

	2019	2018	2017

Inventory received not billed	$1,086,006	$684,247	$551,971
Alcohol and Tobacco tax	111,052	80,866	7,566
Accrued shipping	89,337	318,661	512,399
Accrued production costs	–	–	96,600
Accrued payroll liabilities	174,391	478,175	150,135
Other	921,511	181,077	548,677
	$2,382,297	$1,743,026	$1,867,348

7.       DEBT

In connection with a debt amendment that took place in March 2015, the Company granted warrants to Square 1 Bank to purchase shares of Company’s Series B Preferred Stock. See Note 9 for description of warrant liability and its valuation.

In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12,000,000. The line of credit was amended during 2017 to extend

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

7.       DEBT (continued)

the maturity to November 2018 and reduce the credit line to $8,000,000. In November 2018, the Company amended the line of credit extending the maturity date to April 13, 2020 and again subsequently to May 31, 2020 (see Note 17). At December 31, 2019, the revolving line of credit bears an interest at a variable annual rate equal to 2% plus the Prime Rate (6.75% at December 31, 2019). The balance at December 31, 2019, 2018 and 2017 was $6,000,000, $4,405,859 and $7,406,667, respectively. The Company was in compliance with the covenants as of December 31, 2019.

The line of credit includes an inventory advance in the aggregate amount of $2,000,000 and accrues interest from the date of each inventory advance. Amounts borrowed must be repaid prior to or at maturity date.

In January and March 2017, the Company entered into two separate Note Payable Agreements for $1,500,000 and $1,000,000 with Super G Capital, LLC. The notes payable bore interest rates of 36% per annum and were both drawn and fully paid during 2017.

In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5,000,000, of which $4,000,000 was disbursed in 2017, and the second disbursement of $1,000,000 was made to the Company in January 2018. The loan has a maturity date of June 2022 and bears an interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate (11.5% at December 31, 2019) with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14%. The balance at December 31, 2019, 2018, and 2017, net of debt issuance costs, was $4,099,415, $4,910,000 and $3,910,000, respectively.

In connection with the Loan and Security Agreement, the Company granted Multiplier Capital warrants to purchase shares of Company’s Series B-1 Preferred Stock. See Note 9 for description of warrant liability and its valuation.

Interest expense on the Company’s line of credit and note payable agreements for the year ended December 31, 2019, 2018 and 2017 totaled $1,071,138, $1,168,701 and $1,662,655, respectively.

8.       EMPLOYEE ADVANCES

During the years ended December 31, 2019, 2018 and 2017, the Company collected $91,117, $0 and $10,977, respectively, of receivables from employees. During the years ended December 31, 2019, 2018 and 2017, the Company advanced $0, $61,158 and $0, respectively, to employees. The receivables are presented as employee advances in the accompanying consolidated balance sheets.

9.       DERIVATIVE LIABILITIES

In connection with a loan agreement entered in July 2013, the Company issued a warrant to Square 1 Bank to purchase 54,745 shares of the Company’s Series Seed Preferred shares at an initial exercise price of $0.2740 per share. The warrant expires in July 2023. As of December 31, 2019, 2018 and 2017, these warrants have not been exercised.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

9.       DERIVATIVE LIABILITIES (continued)

In connection with the Fourth Amendment to Loan and Security Agreement entered in June 2015, the Company issued a second warrant to Square 1 Bank to purchase 22,901 shares of the Company’s Series B Preferred Stock at an initial exercise price of $1.30997 per share. The warrant expires in March 2025. Square 1 Bank was merged with Pacific Western Bank (“PWB”) in October 2015 and the warrant was subsequently transferred to PWB. As of December 31, 2019, 2018 and 2017, these warrants have not been exercised.

In connection with the Loan and Security Agreement entered in December 2017, the Company issued warrants to Multiplier Capital to purchase 859,644 shares of the Company’s Series B-1 Preferred shares at an initial exercise price of $1.31 per share. The warrant expires in December 2027. As of December 31, 2019, 2018 and 2017, these warrants have not been exercised.

The warrants are subject to re-measurement at each balance sheet date from issuance and any change in fair value is recognized as a component of other expense.

At December 31, 2019, 2018 and 2017, the Company estimated the fair value of warrants using Black-Scholes model and estimated the liabilities to be $859,293, $722,587 and $971,976, respectively. As of December 31, 2019, 2018 and 2017, these warrants have not been exercised.

10.       COMMITMENTS AND CONTINGENCIES

Operating Leases

At December 31, 2019, the Company had two non-cancelable operating leases for its various facilities. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities at December 31, 2019, are as follows:

Years ending December 31
2020	$1,049,961
2021	1,080,720
2022	1,069,044
2023	27,708
Total	$3,227,433

The Company is also party to four non-cancelable sublease agreements. Two of these sublease agreements expired during 2019, one of which was extended through April 31, 2020. Minimum future rental income under the non-cancelable operating leases, primarily office facilities at December 31, 2019, are as follows:

Years ending December 31
2020	$357,544
2021	289,992
2022	298,691
2023	50,025
Total	$996,252

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

10.       COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases (continued)

Rent expense was $1,143,308, $1,066,335 and $1,061,863 for the years ended December 31, 2019, 2018 and 2017, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of operations. Included in other income (expense) on the accompanying consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 are rental income from sublease agreements of $605,520, $527,224 and $256,177 for the years ended December 31, 2019, 2018 and 2017, respectively.

Legal

The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingencies. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions and outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.

In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.

11.       STOCK-BASED COMPENSATION

All employees are eligible to be granted options to purchase common stock under the Company’s 2012 and amended 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2012 and 2013 Equity Plans, the Company is authorized to issue up 409,565 shares and 21,995,249 of its common stock, respectively, of which 17,592,998 have been granted under stock option awards as of December 31, 2019. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.

All options granted under the 2012 and 2013 Equity Incentive Plans will expire five and ten years from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.

The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and nonstatutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to a 10% or more stockholder of the Company). The term of the options granted under the Equity Plans cannot be greater than 10 years and 5 years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company. Options granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent 3 years.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

11.       STOCK-BASED COMPENSATION (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method” based on guidelines provided in SAB 107.

The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. Following is a summary of key weighted average valuation assumptions for options granted during the year December 31, 2019, 2018 and 2017:

	2019	2018	2017

Risk free interest rates	1.86%	2.79%	2.22%
Expected lives (in years)	6.03	6.00	7.00
Dividend yield	–	–	–
Expected volatility	35.14%	36.42%	49.99%

The following tables summarize the activity of the Company’s stock options for the years ended December 31, 2019, 2018 and 2017:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life
Options outstanding at January 1, 2017	7,171,410	$.26	7.59
Exercised	(218,552)	.12
Granted	1,491,500	.48
Forfeited	(379,778)	.47
Expired	(82,856)	.21
Options outstanding at December 31, 2017	7,981,724	.29	6.88
Exercised	(1,663,226)	.09
Granted	2,004,736	.48
Forfeited	(449,411)	.50
Expired	(333,114)	.48
Options outstanding at December 31, 2018	7,540,709	.35	6.77
Exercised	–	–
Granted	11,073,886	.17
Forfeited	(1,010,140)	.34

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

11.       STOCK-BASED COMPENSATION (continued)

Expired	(11,457)	.50
Options outstanding at December 31, 2019	17,592,998	$.16	8.02

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2019, 2018 and 2017 was $0.06, $0.20 and $0.25, respectively. During the years ended December 31, 2019, 2018 and 2017, the aggregate intrinsic values of stock option awards exercised were $0, $664,898 and $1,513,649, respectively, determined at the date of option exercise.

The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested shares at December 31, 2019, 2018 and 2017 totaled 8,481,034, 2,546,744 and 2,353,796, respectively.

The total fair value of shares vested as of December 31, 2019, 2018 and 2017 was $1,823,617, $898,511 and $242,861, respectively.

Total stock-based compensation expense for the year ended December 31, 2019, 2018 and 2017 was $221,520, $319,189 and $227,613, respectively. Total unrecognized compensation cost related to unvested stock options at December 31, 2019 is $459,948, and is expected to be recognized as follows:

2020	$179,067
2021	$143,864
2022	$111,638
2023	$25,379

12.       EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions for the years ended December 31, 2019, 2018 and 2017.

13.       STOCKHOLDERS’ EQUITY

Seventh Amended and Restated Certification of Incorporation

In accordance with the Seventh Amended and Restated Certificate of Incorporation dated December 5, 2019, the Company is authorized to issue two classes of stock, common stock and preferred stock.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

13.       STOCKHOLDERS’ EQUITY (continued)

Seventh Amended and Restated Certification of Incorporation (continued)

The Company shall have authority to issue 94,410,000 shares of common stock with par value of $0.0001 per share and 63,317,787 shares of preferred stock with par value of $0.0001 per share. 13,296,372 shares of preferred stock were designated as Series Seed Preferred Stock; 8,276,928 shares of preferred stock were designated as Series A Preferred Stock; 13,381,711 shares of preferred stock were designated as Series B Preferred Stock; 9,541,985 shares of preferred stock were designated as Series B-1 Preferred Stock; 8,209,586 shares of preferred stock were designated as Series C Preferred Stock; and 10,611,205 shares of preferred stock were designated as Series D Preferred Stock. The holders of preferred stock have conversion rights. Each shares of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series Seed conversion price is equal to $0.2740. The Series A conversion price is equal to $1.2089. The Series B conversion price is equal to $1.3099. The Series B-1 conversion price is equal to $1.31. The Series C conversion price is equal to $1.2181. The Series D conversion price is equal to $1.4136. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Fourth Amended and Restated Certificate of Incorporation.

Shares of Series A Preferred Stock, Series B and B-1 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (the “Redeemable Preferred Stock”) shall be redeemed by the Company at a price equal to (a) the applicable original issue price per share plus all declared but unpaid dividends plus (b) an amount equal to eight percent of such applicable original issue price for each year (and a pro rata amount for any partial year). In the event of a notice of redemption of shares of Redeemable Preferred Stock, the conversion rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the conversion rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the conversion rights shall terminate the close of business the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of preferred stock.

No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of any fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.

At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.

Preferred Stock

In February 2013, the Company issued an aggregate 13,241,627 of shares of preferred stock (“Series Seed”) at $0.2740 per share for total proceeds of $3,218,995, net of issuance costs. As of December 31, 2019, 2018 and 2017, 13,241,627 shares of Series Seed convertible preferred stock were issued and outstanding.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

13.       STOCKHOLDERS’ EQUITY (continued)

Preferred Stock (continued)

In April 2014, the Company converted debt and accrued interest of $1,085,159 into 1,245,831 shares of Series A convertible preferred stock. In April 2014, the Company issued an aggregate of 7,031,097 of shares of Series A preferred stock at $1.208914 per share for total proceeds of $8,372,863, net of issuance costs. As of December 31, 2019, 2018 and 2017, 8,276,928 shares of Series A convertible preferred stock were issued and outstanding.

During 2015, the Company raised capital of up to $17,471,540 (net of issuance costs) through the sale of 13,358,810 shares of Series B convertible preferred stock (the “Series B Preferred Stock”). As of December 31, 2019, 2018 and 2017, 13,358,810 shares of Series B convertible preferred stock were issued and outstanding.

During 2017, the Company raised capital of up to $8,966,987 (net of issuance costs) through the sale of 6,870,679 shares of Series B-1 convertible preferred stock (the “Series B-1 Preferred Stock”). As of December 31, 2019, 2018 and 2017, 6,870,679 shares of Series B-1 convertible preferred stock were issued and outstanding.

In April 2019, the Company raised capital of up to $9,500,000 (net of issuance costs) through the sale of 8,209,586 shares of Series C convertible preferred stock (the “Series C Preferred Stock”) at $1.2181 per share. As of December 31, 2019, 8,209,586 shares of Series C convertible preferred stock were issued and outstanding.

During 2019, the Company raised capital of up to $623,540 (net of issuance costs) through the sale of 1,254,644 shares of Series D convertible preferred stock (the “Series D Preferred Stock”) at $1.4136 per share. As of December 31, 2019, 1,254,644 shares of Series D convertible preferred stock were issued and outstanding.

Unless otherwise indicated, all attributes described below applied to Series Seed, Series A Preferred Stock, Series B Preferred Stock, B-1 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

Voting Rights

The holders of common stock are entitled to one vote for each share of common stock.

The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.

Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

13.       STOCKHOLDERS’ EQUITY (continued)

Dividends (continued)

outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to Section 1 of the Company’s Seventh Amended and Restated Certificate of Incorporation shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

As of December 31, 2019, 2018 and 2017, there were no dividends declared, paid, or set aside.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series D Preferred Stock, Series C Preferred Stock, and Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock

The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one and one-half times the original issue price (for Series C and Series B-1 preferred stock) and one times the original issue price (for Series D, Series B, Series A and Series Seed preferred stock), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.

After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Deemed liquidation events include (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license or other disposition.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

13.       STOCKHOLDERS’ EQUITY (continued)

Liquidation (continued)

The liquidation preferences at December 31, 2019 for the Series Seed, Series A, Series B, Series B-1, Series C and Series D were $3,628,206, $10,006,094, $17,498,705, $13,500,884, $14,999,997 and $1,773,565, respectively.

As of December 31, 2019, 2018 and 2017, no liquidation events occurred.

14. BASIC AND DILUTED NET LOSS PER SHARE

Net loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic net loss per share is based upon the weighted average number of common shares outstanding. Dilution is computed by applying the treasury stock method. Under this method, common stock options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of dilutive securities is anti-dilutive. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. The convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation or terms for the holders to share in the losses of the Company. See Note 13.

The following dilutive securities were excluded due to their anti-dilutive effect on the loss per common share recorded in each of the years presented as follows:

	2019	2018	2017

Employee stock options	7,116,479	7,294,387	5,631,161
	7,116,479	7,294,387	5,631,161

15.       INCOME TAXES

The components of income tax expense are as follows for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Current:
Federal	$–	$–	$–
State	14,979	12,345	19,071
Total current	14,979	12,345	19,071

Total provision for income taxes	$14,979	$12,345	$19,071

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

15.       INCOME TAXES (continued)

Deferred income tax assets and liabilities are comprised of the following as of December 31, 2019, 2018 and 2017:

	2019	2018	2017

Deferred tax assets:
State taxes	$3,025	$2,973	$2,961
Intangible assets	157,683	163,872	69,224
Accruals	19,125	15,189	27,042
Reserves	57,361	49,971	82,843
UNICAP	213,793	250,713	139,671
Depreciation	49,236	79,354	97,816
Net operating loss carry forwards	12,046,781	10,227,909	9,922,057
Other	814,297	529,529	402,680
Gross deferred income tax assets	13,361,301	11,319,510	10,744,294

Net deferred tax asset	13,361,301	11,319,510	10,744,294

Less: Valuation allowance	(13,361,301)	(11,319,510)	(10,744,294)

Net deferred tax assets	$–	$–	$–

A reconciliation of income tax expense to the amounts computed by applying the statutory federal income tax rate to income before income tax are as follows for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Statutory income tax benefit	$(1,634,279)	$(239,279)	$(2,934,146)
State and local taxes, net of federal tax benefit	(597,192)	(49,613)	(691,166)
Nondeductible expenses	84,799	98,226	105,655
Change in valuation allowance	2,153,094	212,268	(1,656,544)
Change in rate (federal)	–	–	5,228,009
Change in rate (state)	7,986	(7,444)	(40,161)
Other	571	(1,813)	7,424

Income tax provision	$14,979	$12,345	$19,071

The Company establishes a valuation allowance when it is more likely than not that the Company’s recorded net deferred tax asset will not be realized. In determining whether a valuation allowance is required, the Company must take into account all positive and negative evidence with regard to the utilization of a deferred tax asset. As of December 31, 2019, 2018 and 2017, the valuation allowance for deferred tax assets totaled approximately $13.4 million, $11.3 million and $10.7 million.

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

15.       INCOME TAXES (continued)

The Company plans to continue to provide a full valuation allowance on future tax benefits until it can sustain an appropriate level of profitability and until such time, the Company would not expect to recognize any significant tax benefits in its future results of operations.

As of December 31, 2019, 2018 and 2017, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $37.0 million and $37.9 million, $36.9 million and $37.1 million, and $29.7 million and $37.3 million, respectively, which begin to expire in 2023. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions due to a change in ownership.

The Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrual for the payment of interest or penalties. For Federal purposes, the year’s subject to examination are 2017 through 2019. For state purposes, the year’s subject to examination are 2017 through 2019.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act (the 2017 Act) into law. The Act had pervasive financial reporting implications for all companies with US operations, including reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent. We reviewed and incorporated the tax bill implications through the 2018 consolidated financial statements. The Company remeasured the deferred taxes at new corporation rate of 21%, which reduced the net deferred tax assets, before valuation allowance, by $5.2 million in 2017.  Due to full valuation allowance, the change in deferred taxes was fully offset by the change in valuation allowance.

16.       CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. As of December 31, 2019, 2018 and 2017, the Company had cash at banks of $6,185,071, $1,653,085 and $4,939,721, respectively, in excess of the FDIC insurance limit or in foreign bank accounts for which there is no FDIC insurance.

17. SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate financial impact on the Company’s future consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of these financial statements, the Company has experienced increased

WINC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

17. SUBSEQUENT EVENTS (continued)

demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

In April 2020, the Company extended their Loan and Security Agreement with Western Alliance Bank to May 31, 2020. The revolving line was reduced to $7,000,000.

The Company has evaluated subsequent events through April 29, 2020, the date the consolidated financial statements were available to be issued and concluded that no other events have occurred subsequent to December 31, 2019 that require consideration as adjustments to or disclosure in its consolidated financial statements, other than those disclosed above.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1	Issuer agreement with SI Securities, LLC (1)
2.1	Seventh Amended and Restated Certificate of Incorporation (2)
2.2	Bylaws (3)
2.3	Second Amendment to Amended and Restated Bylaws (4)
3.1	Form of Fifth Amended and Restated Voting Agreement (5)
3.2	Form of Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement (6)
3.3	Form of Fifth Amended and Restated Investors’ Rights Agreement (7)
4.1	Form of subscription agreement (8)
4.2	Form of subscription agreement (9)
6.1	Loan and Security Agreement with Western Alliance Bank (10)
6.2	Loan and Security Agreement with Multiplier Capital (11)
6.3	Loan and Security Modification Agreement with Western Alliance Bank (12)
6.4	Loan and Security Modification Agreement dated October 31, 2019 with Western Alliance Bank (13)
6.5	Broker-Dealer Agreement with Dalmore Group, LLC (14)
6.6	Loan and Security Modification Agreements dated March 24, 2020 and April 13, 2020 with Western Alliance Bank
8.1	Escrow Agreement with The Bryn Mawr Trust Company (15)
8.2	Escrow Services Agreement with Prime Trust, LLC (16)

(1) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex1.htm

(2) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex2-1.htm

(3) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419036465/tv525510_ex2-3.htm

(4) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex2-3.htm

(5) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex3-1.htm

(6) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex3-2.htm

(7) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex3-3.htm

(8) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419045341/tv529746_ex4.htm

(9) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated April 14, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920046165/tm2015727d1_ex4-2.htm

(10) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex6-1.htm

(11) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419036465/tv525510_ex6-2.htm

(12) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419043857/tv528748_ex6-3.htm

(13) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex6-4.htm

(14) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated April 14, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920046165/tm2015727d1_ex6-5.htm

(15) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419045341/tv529746_ex8.htm

(16) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated April 14, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920046165/tm2015727d1_ex8-2.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on April 29, 2020.

Winc, Inc.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer
Date: April 29, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer and Director
Date: April 29, 2020

/s/ Carol Brault
By Carol Brault, VP, Finance and Principal Accounting Officer
Date: April 29, 2020

/s/ Alexander Oxman
By Alexander Oxman, Director
Date: April 29, 2020

/s/ Laura Joukovski
By Laura Joukovski, Director
Date: April 29, 2020

/s/ Kent Bennett
By Kent Bennett, Director
Date: April 29, 2020

/s/ Xiangwei Weng
By Xiangwei Weng, Director
Date: April 29, 2020

/s/ Shuhei Ohashi
By Shuhei Ohashi, Director
Date: April 29, 2020

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